Related Documentation

This document generally describes the terms of Bank of America Corporation Target Price Level Mandatory Exchangeable Senior Notes (the “notes”). This document should be read together with our product supplement no. 3, dated April 6, 2006, relating to the notes, the prospectus supplement for Medium-Term Notes, Series K, dated April 15, 2004 and the prospectus dated April 14, 2004. Terms used below have the meanings given to them in the product supplement for the notes, unless the context requires otherwise. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our” or similar references are to Bank of America Corporation.

We have filed a registration statement (including the prospectus, the prospectus supplement and the product supplement) with the SEC for the potential offerings to which this communication relates. Before you invest, you should read those documents and the other documents we have filed with the SEC for more complete information about us and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or Banc of America Securities LLC will arrange to send you these documents if you request them by calling toll-free 1-888-583-8900 (ext 8432).

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing BAC’s filings for the relevant dates on the SEC website):

•	product supplement no. 3 dated April 6, 2006:

http://www.sec.gov/Archives/edgar/data/70858/000119312506075443/d424b3.htm

•	prospectus supplement for Medium-Term Notes, Series K, dated April 15, 2004:

http://www.sec.gov/Archives/edgar/data/70858/000119312504063259/d424b5.htm

The terms of the notes described herein may be modified, as described in the above product supplement.

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Bank of America Corporation Target Price Level Mandatory Exchangeable Notes

Our Target Price Level Mandatory Exchangeable Notes provide you with an opportunity to participate in the price performance of a common stock or similar common equity security (the “Index Stock”) up to a target price (or cap), while earning an interest rate in excess of the dividend yield on the Index Stock. The notes are not principal protected, and you may lose all or a portion of your investment.

The notes are our unsecured senior notes, mandatorily exchangeable at maturity for a variable number of shares of the Index Stock or the cash equivalent of those shares. The notes cannot be exchanged prior to maturity and are not callable by us.

The value of the shares or cash received at maturity will be limited to the “Target Price Level” plus any accrued but unpaid interest. The Target Price Level will exceed the principal amount of the notes by a predetermined percentage. Alternatively, the value of the shares or cash received at maturity may be zero. In such a case, the only payments you will receive with regard to the notes are the aggregate interest payments.

Typically, the rate of interest paid on these notes will be greater than the rate of interest paid on a fixed rate obligation of comparable maturity issued by us, but that may not always be the case. The interest rate primarily will be a function of the Target Price Level – the higher the Target Price Level, the lower the interest rate.

The notes may be denominated in multiples of $1,000, or multiples of the initial reference price of the Index Stock (a “stock price denominated” note).

A separate pricing supplement will describe the terms that apply specifically to your note, including any changes to the terms described in the product supplement.

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The Index Stock

At maturity, you may receive a number of shares of the Index Stock, or the cash equivalent of those shares, determined by reference to the appreciation of the Index Stock.

Eligible Index Stocks which would underlie the notes include:

•	Common shares of US issuers registered under the Security Exchange Act of 1934 (the “Exchange Act”)

•	Common shares (or equivalent) of non-US issuers registered under the Exchange Act

•	American Depository Receipts (ADRs) classified as Level 2 or Level 3

•	Broad-based Exchange Traded Funds (ETFs)*

•	Sector or style-based Exchange Traded Funds (ETFs)*

•	US broad-based equity indices*

•	US sector or style-based equity indices*

•	Global equity indices*

Each Index Stock Issuer will be subject to the informational requirements of the Exchange Act, and will be a company that files reports and other information with the SEC. However, if the Index Stock Issuer is not a United States company, the return on the notes may depend on the performance of an equity security or securities that are not listed or traded in the United States. This may occur, for example, if ADRs of the Index Stock Issuer are traded in the United States, but the common equity securities of the Index Stock Issuer are traded on one or more foreign stock exchanges.

* Pending the execution of proper licensing agreements for the specific Index Stock. If we decide to issue any notes that are exchangeable for these types of Index Stock, you will receive a detailed description of these notes. These types of Index Stock are not specifically described in product supplement no. 3.

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Payment at Maturity

The number of shares or the amount of cash that you will receive on the maturity date will depend on the closing market price of the Index Stock on the Final Valuation Date (or on two or more trading days during the Final Valuation Period, if so set forth in the applicable pricing supplement). The Final Valuation Date typically will be the third trading day prior to the maturity date.

At maturity, for each unit of the notes, we will deliver to you a number of shares of the Index Stock equal to the “Final Exchange Ratio.” The Final Exchange Ratio will be the lesser of the following, as determined on the Final Valuation Date:

•	the Base Exchange Ratio; or

•

The latter will apply if the Final Price Level is greater than the Target Price Level.

The Base Exchange Ratio represents the maximum number of shares of the Index Stock per note that you may receive upon mandatory exchange at maturity. For stock price denominated notes, the Base Exchange Ratio will equal one (or 1.00). The Base Exchange Ratio, for notes of all denominations, will be determined by the following formula:

The Initial Price Level is equal to the principal amount of one unit of the notes.

The reference price equals the initial level of the Index Stock, as determined on the pricing date of the notes.

The Target Price Level represents the maximum value of the shares you will receive. The Target Price Level will exceed the Initial Price Level by a predetermined percentage.

The Final Price Level represents the market value of a number of shares of Index Stock equal to the Base Exchange Ratio. The Final Price Level will be determined on the Final Valuation Date by the following formula:

Final Price Level = closing market price of the Index Stock x Base Exchange Ratio

At our option, on the scheduled maturity date, instead of delivering shares of the Index Stock, we may pay to you a cash amount equal to, for each unit of the notes that you own, the lesser of the following:

•	the Final Price Level; or

•	the Target Price Level.

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Examples of Payment at Maturity

The following are three hypothetical examples for one unit of the notes with a principal amount equal to $50.00 that illustrate how the cash payment at maturity on a series of notes will be calculated. These examples are based upon the following assumptions:

•	a hypothetical reference price of $50.00;

•	a hypothetical Base Exchange Ratio of 1.00;

•	a hypothetical Initial Price Level of $50.00;

•	a hypothetical interest rate of 7.00% per annum, paid semi-annually;

•	a hypothetical Target Price Level of $60.00, which is 120% of the Initial Price Level; and

•	a hypothetical maturity date occurring on the one-year anniversary of the pricing date.

Example 1—The hypothetical Final Price Level on the Valuation Date is $40.00, which is less than the Initial Price Level.

In this case, for each unit of the notes, we will deliver to you a number of shares of the Index Stock equal to the Base Exchange Ratio, or 1.00 share, plus the final interest payment of $1.75.

At our option, we may instead pay to you a cash amount for each unit of the notes, equal to $41.75, representing the sum of the $40.00 Final Price Level plus the final interest payment of $1.75.

Example 2—The hypothetical Final Price Level on the Valuation Date is $55.00, which is greater than the Initial Price Level, but less than the Target Price Level.

In this case, for each unit of the notes, we will deliver to you a number of shares of the Index Stock equal to the Base Exchange Ratio, or 1.00 share, plus the final interest payment of $1.75.

At our option, we may instead pay to you a cash amount for each unit of the notes, equal to $56.75, representing the sum of the $55.00 Final Price Level plus the final interest payment of $1.75.

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Examples of Payment at Maturity

Example 3—The hypothetical Final Price Level on the Valuation Date is $70.00, which exceeds the Target Price Level.

In this case, for each unit of the notes, we will deliver to you a number of shares of the Index Stock equal to 0.85714 (=1.00 x (60.00 ÷ 70.00)) shares, plus the final interest payment of $1.75.

At our option, we may instead pay to you a cash amount for each unit of the notes, equal to $61.75, representing the sum of the $60.00 Target Price Level plus the final interest payment of $1.75.

Because these examples are based on hypothetical terms of the notes and hypothetical assumptions, the returns set forth above may not represent the actual return of the notes.

The following graph illustrates the comparison of the payment at maturity of the hypothetical notes described in the above examples and the value of $50.00 invested in the hypothetical Index Stock at the reference price of $50.00 versus the closing level of the Index Stock on the Final Valuation Date. It is assumed that the Base Exchange Ratio of 1.00 remains unadjusted throughout the term of the notes. For purposes of calculating the payment at maturity of the notes, we have included both semi-annual interest payments.

Comparison of an Investment in the Hypothetical Target Price Level Mandatory Exchangeable Notes to an Investment in the Hypothetical Index Stock:

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Summary of Certain United States Federal Income Tax Consequences

The following is a general summary of certain United States federal income tax consequences of the notes to certain United States Holders that acquire the notes upon their original issuance at the Issue Price (as defined below). You should refer to product supplement no. 3 and the applicable pricing supplement, which contain a more detailed United States federal income tax summary. The tax consequences of investing in the notes are complex, and you should consult your own tax advisor concerning the application of the United States federal income tax laws to your particular situation as well as any consequences of the acquisition, ownership and disposition of the notes arising under the laws of any state, local or foreign jurisdiction.

Under the terms of the notes, you agree with us (in the absence of an administrative determination or judicial ruling to the contrary) to characterize the notes for all United States federal income tax purposes as an investment unit consisting of the following components:

•	a deposit (the “Deposit”) with us of a fixed amount of cash equal to the amount paid for the notes (the “Issue Price”, which, for each unit of the notes, equals the Initial Price Level), to secure your obligation to purchase the Index Stock under the Forward Contract (as defined below), which Deposit bears a yield stated in the applicable pricing supplement (the “Deposit Yield”), which yield is based on our cost of borrowing; and

•	a forward contract (the “Forward Contract”) that requires you to purchase, and us to sell, for an amount equal to the Forward Price, a variable number of shares of Index Stock equal to the Final Exchange Ratio, subject to adjustment, at maturity, which Forward Contract, at our option, may be settled in cash.

The Deposit Yield for a note, and our allocation of the Issue Price of the notes between the Deposit and the Forward Contact, will be set forth in the applicable pricing supplement. Our allocation of the Issue Price will be binding on you, unless you timely and explicitly disclose to the Internal Revenue Service that your allocation is different than ours. The remainder of this summary assumes the characterization set forth above.

To the extent attributable to the Deposit Yield, periodic interest payments on the notes generally will be taxable to United States Holders as ordinary income at the time received or accrued in accordance with the United States Holder’s method of accounting for United States federal income tax purposes.

The excess, if any, of the periodic interest payments on the notes over the portion of the payments attributable to the Deposit Yield will represent payments attributable to your entry into the Forward Contract (the “Contract Adjustment Payments”). Although the United States federal income tax treatment of Contract Adjustment Payments is uncertain, we intend to take the position for purposes of any applicable information reporting requirements that any Contract Adjustment Payments with respect to the notes constitute taxable income to a United States Holder at the time received or accrued in accordance with the United States Holder’s method of accounting for United States federal income tax purposes. By purchasing the notes, you agree with us to treat these payments in this manner.

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Summary of Certain United States Federal Income Tax Consequences (cont.)

The excess, if any, of the amount attributable to the Deposit Yield over the periodic interest payments on the notes may result in your accrual of original issue discount or inclusion of interest income, as more fully described in the product supplement and pricing supplement.

The product supplement and pricing supplement will set forth additional information about the United States federal income tax consequences of the notes, including discussion of the tax basis of the notes, the tax consequences of the settlement of the forward contract, the tax consequences of a price event acceleration or sale, exchange or early retirement of the notes, possible alternative tax treatments of the notes, certain tax consequences applicable to notes with a maturity date of not more than one year from the date of issue, and backup withholding and information reporting considerations.

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Risk Factors

An investment in the notes entails significant risks. The following is a list of some of the principal risks associated with an investment in the notes. You should refer to product supplement no. 3 and the applicable pricing supplement, which contain a more detailed discussion of the risks associated with the notes. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those described below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about the significant elements of the notes or financial matters in general.

•	Your investment may result in a loss; there is no guaranteed return of principal.

•	The potential appreciation of the value of the notes is limited by the Target Price Level.

•	Your yield may be lower than the yield on a standard debt security of comparable maturity.

•	The notes are not expected to be listed on any stock exchange, and we cannot assure you that a trading market for the notes will ever develop or be maintained.

•	If you attempt to sell the notes prior to maturity, the market value of the notes, if any, may be less than the principal amount of the notes or less than the value of the shares you would receive at maturity. A variety of complex and interrelated factors could reduce the market value of the notes, including:

o	the market value of the Index Stock;

o	the volatility of the Index Stock;

o	prevailing interest rates;

o	the time to maturity of the notes;

o	the dividend yield on the Index Stock;

o	general economic and other conditions; and

o	the earnings performance and creditworthiness of the Index Stock Issuer.

•	Changes in our credit ratings could reduce the market value of the notes.

•	Our hedging activities may affect your return at maturity and the market value of the notes.

•	The historical performance of the Index Stock is not an indication of its future performance.

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Risk Factors (cont.)

•	The amount payable to you at maturity is not subject to adjustment for all corporate events affecting the Index Stock Issuer.

•	If the notes are accelerated as provided in the product supplement, you may receive an amount worth substantially less than the principal amount of the notes.

•	If certain reorganization events occur involving the Index Stock Issuer, the notes may be exchangeable into an amount of cash based on the value of securities of companies other than the Index Stock Issuer.

•	You will not have rights as a shareholder of the Index Stock Issuer.

•	You have no assurance that you will continue to receive current information on the Index Stock Issuer.

•	Unless otherwise specified in the applicable pricing supplement, we and our affiliates are not affiliated with the Index Stock Issuer, and are not responsible for any disclosure made by the Index Stock Issuer.

•	Our trading and hedging activities may create conflicts of interest with you.

•	Our business activities relating to the Index Stock Issuer may create conflicts of interest with you.

•	Secondary market prices of the notes may be affected adversely by the inclusion in the original issuance price of the notes of any agent commissions and the costs of hedging our obligations under the notes.

•	There may be potential conflicts of interest between you and the calculation agent. We have the right to appoint and remove the calculation agent.

•	The United States federal income tax consequences of the notes are uncertain.

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